

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 16, 2008

<u>**Via Facsimile and U.S. Mail**</u>

Dale R. Black
Senior Vice President and Chief Financial Officer
Isle of Capri Casinos, Inc.
600 Emerson Road, Suite 300
St Louis, Missouri 63414

> **Re:** **Isle of Capri Casinos, Inc.**
> **Schedule TO-I**
> **Filed September 5, 2008**
> **File No. 005-43494**

Dear Mr. Black:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

1. As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that order, since you are limiting participation in this exchange offer to directors and employees

who hold options to purchase shares of your common stock that have an exercise price of at least $10. Please provide an analysis supplementally as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order. If you are not attempting to rely upon the global exemptive order, please provide us with a legal analysis explaining why you believe your offer is consistent with the requirement of Rule 13e-4(f)(8)(i) and (ii), requiring that the offer be made to all holders of the class of securities subject to the tender offer.

2. On a related note and regardless of your response to the preceding comment, please advise us why you believe the proposed offer does not violate Rule 13e-4(f)(8), the best price and all holders rules. In this regard, we note that the consideration you intend to pay for tendered options will be different depending on whether eligible options would otherwise be exchangeable for a total of 1,000 or more shares of restricted stock. We may have further comment.

Section 1. Eligibility, page 23

3. Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. In that regard, the condition requiring that individuals must remain directors or employees on the date on which the tendered options are canceled and shares of restricted stock are granted or cash is paid, which you disclose on page 11 will be on the first business day *following* expiration of the offer does not appear to be comply with that requirement. Please revise your disclosure accordingly.

Section 6. Acceptance of Options for Exchange…, page 31

4. We note that in the fourth paragraph of this section you state that you will send an award agreement "as promptly as practicable after the grant date." Please revise this disclosure here and throughout your filing to comply with Rule 13e-4(f)(5).

Section 7. Conditions of the Offer, page 32

5. Refer to the fourth sentence in the last first paragraph of this section. This language suggests that once an offer condition is triggered, the company must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. You may not, as this language seems to imply, simply fail to assert a triggered offer

condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Certain Financial Information, page 38

6. We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the information required by Item 1010(c) (4) and (5) of Regulation M-A.

Section 11. Interest of Officers; Transactions and Arrangements Concerning the Options.

7. With respect to your disclosure in the third and last paragraphs of this section, please tell us why you need to qualify your disclosure "to the best of [your] knowledge" and "to [your] knowledge," respectively. What prevents you from knowing and disclosing this information? Please explain or delete these qualifiers.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dale R. Black
Isle of Capri Casinos, Inc.
September 16, 2008
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Philip J. Niehoff, Esq.
        Mayer Brown LLP
        71 South Wacker Drive
        Chicago, IL 60606
        (F) 312 706 8180